March 26, 2025

Thomas H. Shortt
Chief Executive Officer
Vroom, Inc.
4700 Mercantile Dr.
Fort Worth, TX 76137

       Re: Vroom, Inc.
           Registration Statement on Form S-1
           Filed March 21, 2025
           File No. 333-286032
Dear Thomas H. Shortt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services